AU Optronics Corp. Fourth Quarter 2011 Results Investor Conference 2011 Feb 8, 2012 Safe Harbor Notice • The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations. • Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. • In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”). • Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise. • Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics’ Annual Report on Form 20-F with respect to the year ended December, 2010 filed with the United States Securities and Exchange Commission.

Consolidated Income Statement Amount : NT$ Million Except Per Share Data 4Q’11 3Q’11 QoQ % 4Q’10 Net Sales 89,505 100.0% 98,927 100.0% (9.5%) 102,605 100.0% Cost of Goods Sold (99,798) (111.5%) (108,070) (109.2%) (7.7%) (107,142) (104.4%) Gross Loss (10,293) (11.5%) (9,142) (9.2%) 12.6% (4,537) (4.4%) Operating Expenses (7,201) (8.0%) (7,676) (7.8%) (6.2%) (6,543) (6.4%) Operating Loss (17,494) (19.5%) (16,818) (17.0%) 4.0% (11,080) (10.8%) Net Non-operating Expenses (4,547) (5.1%) (853) (0.9%) 432.8% (296) (0.3%) Loss before Tax (22,041) (24.6%) (17,671) (17.9%) 24.7% (11,375) (11.1%) Net Loss (20,986) (23.4%) (15,796) (16.0%) 32.9% (11,339) (11.1%) Attributable to: Equity holders of the parent company (20,675) (23.1%) (15,810) (16.0%) 30.8% (11,465) (11.2%) Minority interest (311) (0.3%) 14 0.0% ? 126 0.1% Net Loss (20,986) (23.4%) (15,796) (16.0%) 32.9% (11,339) (11.1%) Basic EPS (NT$)(a) (2.34) (1.79) 30.8% (1.30) Operating Income + D&A 4,115 4.6% 5,523 5.6% (25.5%) 10,942 10.7% Unit Shipments (mn)(b) Large Size Panels 26.8 29.7 (9.8%) 28.0 Small & Medium Size Panels 46.5 52.0 (10.7%) 52.9 – Unaudited, prepared by AUO on a consolidated basis (a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 4Q’11, in 3Q’11 and in 4Q’10) by retroactively adjusting to stock dividend and stock bonus (b) Large size refers to panels that are 10 inches and above 3 AUO Proprietary & Confidential Consolidated Income Statement Amount : NT$ Million Except Per Share Data FY 2011 FY 2010 YoY % Net Sales 379,712 100.0% 467,158 100.0% (18.7%) Cost of Goods Sold (407,899) (107.4%) (430,859) (92.2%) (5.3%) Gross Profit (Loss) (28,187) (7.4%) 36,299 7.8% Operating Expenses (29,471) (7.8%) (25,802) (5.5%) 14.2% Operating Income (Loss) (57,659) (15.2%) 10,497 2.2% Net Non-operating Expenses (7,994) (2.1%) (1,901) (0.4%) 320.6% Income (Loss) before Tax (65,652) (17.3%) 8,596 1.8% Net Income (Loss) (61,447) (16.2%) 7,408 1.6% Attributable to: Equity holders of the parent company (61,264) (16.1%) 6,693 1.4% Minority interest (183) (0.0%) 715 0.2% Net Income (Loss) (61,447) (16.2%) 7,408 1.6% Basic EPS (NT$)(a) (6.94) 0.76 Operating Income + D&A 31,094 8.2% 99,632 21.3% (68.8%) ROE(b) (25.9%) 2.5% Unit Shipments (mn)(c) Large Size Panels 114.5 113.5 0.8% Small & Medium Size Panels 187.5 220.9 (15.1%) – Unaudited, prepared by AUO on a consolidated basis (a) Basic EPS was calculated based on total weighted average outstanding shares of 8,827m shares in 2011 and 2010, respectively (b) ROE was based on average equity attributable to shareholders of the parent company (c) Large size refers to panels that are 10 inches and above 4 AUO Proprietary & Confidential

Consolidated Balance Sheet Highlights Amount : NT$ Million 4Q’11 3Q’11 QoQ % 4Q’10 Cash & ST Investment 90,837 83,421 8.9% 89,498 Inventory 47,882 51,521 (7.1%) 44,568 Short Term Debt(a) 54,283 43,842 23.8% 37,113 Long Term Debt 177,137 174,504 1.5% 144,636 Equity 221,277 239,582 (7.6%) 282,325 Total Assets 612,778 622,202 (1.5%) 629,316 Inventory Turnover (Days)(b) 45 44 40 Debt to Equity 104. 6% 91. 1% 64.4% Net Debt to Equity 63. 5% 56. 3% 32.7% – Unaudited, prepared by AUO on a consolidated basis (a) Short term debt refers to all interest bearing debt maturing within one year (b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days 5 AUO Proprietary & Confidential Consolidated Cash Flow Highlights Amount : NT$ Million 4Q’11 3Q’11 QoQ From Operating Activities 7,444 4,761 2,683 Net Loss (20,986) (15,796) (5,190) Depreciation & Amortization 21,609 22,341 (732) Net Change in Working Capital 5,529 (3,546) 9,075 From Investing Activities (12,321) (18,113) 5,793 Capital Expenditure (12,858) (15,258) 2,399 From Financing Activities 12,913 9,464 3,449 Net Change in Debt 10,015 13,149 (3,134) Net Change in Cash(a) 7,416 (4,000) 11,416 – Unaudited, prepared by AUO on a consolidated basis (a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries 6 AUO Proprietary & Confidential

Consolidated Revenues by Application Unaudited, prepared by AUO on a consolidated basis CP: Consumer products Consolidated Shipments & ASP by Area – Unaudited, prepared by AUO on a consolidated basis – ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel Shipments by Area & Revenues Unaudited, prepared by AUO on a consolidated basis Small & Medium size refers to panels that are under 10 inches Capacity by Fab 12/2011 3/2012 (F) Fab Major Products Capacity Capacity L3 (G3 . 5) 90,000 90,000 Small/Medium L3 (G3 . 5) LTPS 40,000 LTPS 40,000 Small/Medium L4 (G4 . 0) 60,000 60,000 Small/Medium, TP L4 (G4 . 5) LTPS 45,000 LTPS 45,000 NB, Small/Medium NB, Monitor, L5 (G5 . 0) 310,000 310,000 Small/Medium, TP Monitor, TV, Public L6 (G6 . 0) 240,000 240,000 Info Display Monitor, TV, Public L7 (G7 . 5) 135,000 135,000 Info Display L8 (G8 . 5) 60,000 60,000 TV, Public Info Display – TP : Touch Panel – Capacity based on monthly glass substrate input

www.auo.com ir@auo.com

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

December 31, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	December 31, 2011			December 31, 2010		YoY
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and Cash Equivalents	3,001	90,837	14.8	89,498	14.2	1,338	1.5
Notes & Accounts Receivables	1,709	51,723	8.4	59,989	9.5	(8,266)	(13.8)
Other Current Financial Assets	45	1,366	0.2	1,015	0.2	351	34.5
Inventories	1,582	47,882	7.8	44,568	7.1	3,314	7.4
Other Current Assets	359	10,867	1.8	9,915	1.6	951	9.6

Total Current Assets	6,696	202,674	33.1	204,986	32.6	(2,312)	(1.1)

Long-term Investments	589	17,842	2.9	17,811	2.8	31	0.2

Fixed Assets	30,760	931,103	151.9	877,563	139.4	53,539	6.1
Less: Accumulated Depreciation	(18,917)	(572,624)	(93.4)	(493,696)	(78.4)	(78,928)	16.0

Net Fixed Assets	11,843	358,479	58.5	383,868	61.0	(25,389)	(6.6)

Other Assets	1,116	33,783	5.5	22,651	3.6	11,132	49.1

Total Assets	20,244	612,778	100.0	629,316	100.0	(16,538)	(2.6)

LIABILITIES
Short-term Borrowings	259	7,851	1.3	1,183	0.2	6,668	563.5
Accounts Payable	2,738	82,867	13.5	93,881	14.9	(11,014)	(11.7)
Current Installments of Long-term Borrowings	1,534	46,433	7.6	35,930	5.7	10,503	29.2
Current Financial Liabilities	1	18	0.0	269	0.0	(251)	(93.5)
Accrued Expense & Other Current Liabilities	1,594	48,250	7.9	38,234	6.1	10,016	26.2
Machinery and Equipment Payable	620	18,762	3.1	19,882	3.2	(1,120)	(5.6)

Total Current Liabilities	6,745	204,180	33.3	189,379	30.1	14,801	7.8

Long-term Borrowings	5,157	156,089	25.5	117,124	18.6	38,965	33.3
Bonds Payable	695	21,048	3.4	27,512	4.4	(6,464)	(23.5)
Non Current Financial Liabilities	37	1,113	0.2	518	0.1	595	114.7
Other Long-term Liabilities	300	9,071	1.5	12,458	2.0	(3,387)	(27.2)

Total Long-term Liabilities	6,188	187,321	30.6	157,613	25.0	29,709	18.8

Total Liabilities	12,934	391,501	63.9	346,991	55.1	44,510	12.8

SHAREHOLDERS’ EQUITY
Common Stock	2,916	88,270	14.4	88,270	14.0	0	0.0
Capital Surplus	3,889	117,709	19.2	115,948	18.4	1,761	1.5
Retained Earnings	(82)	(2,472)	(0.4)	62,322	9.9	(64,795)	—
Cumulative Translation Adjustments	67	2,022	0.3	1,054	0.2	968	91.8
Unrealized Gain (Loss) on Financial Products	(5)	(139)	0.0	567	0.1	(705)	—
Net loss not recognized as pension cost	(0)	(1)	0.0	0	0.0	(1)	—
Minority Interest	525	15,888	2.6	14,164	2.3	1,725	12.2

Total Shareholders’ Equity	7,310	221,277	36.1	282,325	44.9	(61,048)	(21.6)

Total Liabilities & Shareholders’ Equity	20,244	612,778	100.0	629,316	100.0	(16,538)	(2.6)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.27 per USD as of December 31, 2011

AU OPTRONICS CORP.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended December 31, 2011 and 2010 and September 30, 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Year over Year Comparison					Sequential Comparison
	4Q 2011		% of	4Q 2010	YoY	4Q 2011		% of	3Q 2011	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	2,957	89,505	100.0	102,605	(12.8)	2,957	89,505	100.0	98,927	(9.5)
Cost of Goods Sold	3,297	99,798	111.5	107,142	(6.9)	3,297	99,798	111.5	108,070	(7.7)

Gross Loss	(340)	(10,293)	(11.5)	(4,537)	126.9	(340)	(10,293)	(11.5)	(9,142)	12.6

Operating Expenses	238	7,201	8.0	6,543	10.1	238	7,201	8.0	7,676	(6.2)

Operating Loss	(578)	(17,494)	(19.5)	(11,080)	57.9	(578)	(17,494)	(19.5)	(16,818)	4.0

Net Non-Operating Expense	(150)	(4,547)	(5.1)	(296)	1,438.8	(150)	(4,547)	(5.1)	(853)	432.8

Loss before Income Tax	(728)	(22,041)	(24.6)	(11,375)	93.8	(728)	(22,041)	(24.6)	(17,671)	24.7

Income Tax Benefit	35	1,055	1.2	37	2,785.0	35	1,055	1.2	1,875	(43.8)

Net Loss	(693)	(20,986)	(23.4)	(11,339)	85.1	(693)	(20,986)	(23.4)	(15,796)	32.9

Attributable to:
Equity Holders of The Parent Company	(683)	(20,675)	(23.1)	(11,465)	80.3	(683)	(20,675)	(23.1)	(15,810)	30.8
Minority Interest	(10)	(311)	(0.3)	126	—	(10)	(311)	(0.3)	14	—

Net Loss	(693)	(20,986)	(23.4)	(11,339)	85.1	(693)	(20,986)	(23.4)	(15,796)	32.9

Basic Earnings Per Share	(0.08)	(2.34)		(1.30)		(0.08)	(2.34)		(1.79)

Basic Earnings Per ADR(3)	(0.77)	(23.42)		(12.99)		(0.77)	(23.42)		(17.91)

Weighted-Average Shares Outstanding (‘M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.27 per USD as of December 31, 2011

(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Year over Year Comparison
	2011		% of	2010	YoY
	USD	NTD	Sales	NTD	Chg %

Net Sales	12,544	379,712	100.0	467,158	(18.7)
Cost of Goods Sold	13,475	407,899	107.4	430,859	(5.3)

Gross Profit (Loss)	(931)	(28,187)	(7.4)	36,299	—

Operating Expenses	974	29,471	7.8	25,802	14.2

Operating Income (Loss)	(1,905)	(57,659)	(15.2)	10,497	—

Net Non-Operating Expenses	(264)	(7,994)	(2.1)	(1,901)	320.6

Income (Loss) before Income Tax	(2,169)	(65,652)	(17.3)	8,596	—

Income Tax Benefit (Expense)	139	4,205	1.1	(1,188)	—

Net Income (Loss)	(2,030)	(61,447)	(16.2)	7,408	—

Attributable to:
Equity Holders of The Parent Company	(2,024)	(61,264)	(16.1)	6,693	—
Minority Interest	(6)	(183)	(0.0)	715	—

Net Income (Loss)	(2,030)	(61,447)	(16.2)	7,408	—

Basic Earnings Per Share	(0.23)	(6.94)		0.76

Basic Earnings Per ADR(3)	(2.29)	(69.40)		7.58

Weighted-Average Shares Outstanding (‘M)		8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.27 per USD as of December 31, 2011

(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended December 31, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	September 30,	September 30,	September 30,
	2011		2010
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	(2,030)	(61,447)	7,408
Depreciation & Amortization	2,932	88,752	89,136
Investment Loss (Gain) under Equity Method	2	64	(681)
Changes in Working Capital	(394)	(11,913)	(2,326)
Changes in Others	(31)	(941)	(2,801)

Net Cash Provided by Operating Activities	480	14,515	90,736

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	5	155	717
Acquisition of Property, Plant and Equipment	(1,880)	(56,920)	(84,621)
Proceeds from Disposal of Property, Plant and Equipment	2	51	74
Increase in Long-term Investments and AFS Investments	(83)	(2,497)	(1,918)
Proceeds from Disposal of Long-term Investments and AFS Investments	130	3,936	1,379
Decrease in Restricted Cash in Banks	0	4	430
Increase in Deferred Assets and Intangible Assets	(80)	(2,420)	(1,414)
Decrease(Increase) in Other Assets	(7)	(224)	18

Net Cash Used in Investing Activities	(1,913)	(57,915)	(85,335)

Cash Flow from Financing Activities:
Increase (Decrease) in Short-term Borrowings	103	3,105	(4,939)
Increase in Guarantee Deposits	30	915	165
Increase in Long-term Borrowings and Bonds Payable	1,387	41,993	1,999
Cash Dividends	(117)	(3,531)	0
Change in Minority Interest	111	3,354	3,653

Net Cash Provided by Financing Activities	1,514	45,836	878

Change in Consolidated Entity	3	86	(1,883)
Effect of Exchange Rate Changes on Cash	(39)	(1,184)	(340)

Net Increase in Cash and Cash Equivalents	44	1,338	4,055
Cash and Cash Equivalents at Beginning of Period	2,957	89,498	85,443

Cash and Cash Equivalents at End of Period	3,001	90,837	89,498

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.27 per USD as of December 31, 2011

AU OPTRONICS CORP.

UNCONSOLIDATED BALANCE SHEET

December 31, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	December 31, 2011			December 31, 2010		YoY
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and Cash Equivalents	1,811	54,825	10.7	52,460	9.6	2,365	4.5
Notes & Accounts Receivables	1,544	46,723	9.1	53,568	9.8	(6,845)	(12.8)
Other Current Financial Assets	40	1,204	0.2	813	0.1	391	48.1
Inventories	1,187	35,943	7.0	34,416	6.3	1,527	4.4
Other Current Assets	280	8,468	1.6	6,961	1.3	1,507	21.7

Total Current Assets	4,862	147,162	28.7	148,218	27.1	(1,055)	(0.7)

Long-term Investments	2,538	76,818	15.0	72,340	13.2	4,477	6.2

Fixed Assets	23,996	726,373	141.5	710,259	130.1	16,114	2.3
Less: Accumulated Depreciation	(15,413)	(466,561)	(90.9)	(404,576)	(74.1)	(61,985)	15.3

Net Fixed Assets	8,583	259,812	50.6	305,684	56.0	(45,872)	(15.0)

Other Assets	979	29,622	5.8	19,822	3.6	9,800	49.4

Total Assets	16,961	513,414	100.0	546,064	100.0	(32,650)	(6.0)

LIABILITIES
Short-term Borrowings	145	4,400	0.9	0	0.0	4,400	—
Accounts Payable	2,701	81,757	15.9	89,627	16.4	(7,869)	(8.8)
Current Installments of Long-term Borrowings	1,410	42,678	8.3	30,287	5.5	12,391	40.9
Current Financial Liabilities	0	1	0.0	77	0.0	(76)	(99.1)
Accrued Expense & Other Current Liabilities	1,047	31,679	6.2	26,630	4.9	5,049	19.0
Machinery and Equipment Payable	402	12,177	2.4	16,410	3.0	(4,233)	(25.8)

Total Current Liabilities	5,705	172,692	33.6	163,031	29.9	9,661	5.9

Long-term Borrowings	3,695	111,841	21.8	86,018	15.8	25,822	30.0
Bonds Payable	695	21,048	4.1	27,451	5.0	(6,403)	(23.3)
Non Current Financial Liabilities	31	932	0.2	488	0.1	444	90.9
Other Long-term Liabilities	50	1,512	0.3	915	0.2	598	65.3

Total Long-term Liabilities	4,471	135,333	26.4	114,872	21.0	20,461	17.8

Total Liabilities	10,176	308,025	60.0	277,903	50.9	30,122	10.8

SHAREHOLDERS’ EQUITY
Common Stock	2,916	88,270	17.2	88,270	16.2	0	0.0
Capital Surplus	3,889	117,709	22.9	115,948	21.2	1,761	1.5
Retained Earnings	(82)	(2,472)	(0.5)	62,322	11.4	(64,795)	—
Cumulative Translation Adjustments	67	2,022	0.4	1,054	0.2	968	91.8
Unrealized Gain (Loss) on Financial Products	(5)	(139)	0.0	567	0.1	(705)	—
Net loss not recognized as pension cost	(0)	(1)	0.0	0	0.0	(1)	—

Total Shareholders’ Equity	6,785	205,389	40.0	268,161	49.1	(62,772)	(23.4)

Total Liabilities & Shareholders’ Equity	16,961	513,414	100.0	546,064	100.0	(32,650)	(6.0)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.27 per USD as of December 31, 2011

AU OPTRONICS CORP.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended December 31, 2011 and 2010 and September 30, 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Year over Year Comparison					Sequential Comparison
	4Q 2011		% of	4Q 2010	YoY	4Q 2011		% of	3Q 2011	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	2,783	84,239	100.0	95,900	(12.2)	2,783	84,239	100.0	93,606	(10.0)
Cost of Goods Sold	3,126	94,616	112.3	102,470	(7.7)	3,126	94,616	112.3	103,538	(8.6)

Gross Loss	(343)	(10,377)	(12.3)	(6,570)	57.9	(343)	(10,377)	(12.3)	(9,933)	4.5

Operating Expenses	188	5,687	6.8	4,446	27.9	188	5,687	6.8	5,967	(4.7)

Operating Loss	(531)	(16,063)	(19.1)	(11,016)	45.8	(531)	(16,063)	(19.1)	(15,899)	1.0

Net Non-Operating Expenses	(191)	(5,796)	(6.9)	(822)	605.4	(191)	(5,796)	(6.9)	(1,886)	207.4

Loss before Income Tax	(722)	(21,860)	(25.9)	(11,837)	84.7	(722)	(21,860)	(25.9)	(17,785)	22.9

Income Tax benefit	39	1,184	1.4	373	217.8	39	1,184	1.4	1,975	(40.0)

Net Loss	(683)	(20,675)	(24.5)	(11,465)	80.3	(683)	(20,675)	(24.5)	(15,810)	30.8

Basic Earnings Per Share	(0.08)	(2.34)		(1.30)		(0.08)	(2.34)		(1.79)

Basic Earnings Per ADR (3)	(0.77)	(23.42)		(12.99)		(0.77)	(23.42)		(17.91)

Weighted-Average Shares Outstanding (‘M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.27 per USD as of December 31, 2011 (3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.

UNCONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended December 31, 2011 and 2010

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	September 30,	September 30,	September 30,
	2011		2010
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	(2,024)	(61,264)	6,693
Depreciation & Amortization	2,432	73,629	75,891
Investment Loss (Gain) under Equity Method	173	5,241	(2,212)
Changes in Working Capital	(298)	(9,011)	1,212
Changes in Others	(5)	(149)	(1,311)

Net Cash Provided by Operating Activities	279	8,446	80,273

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,022)	(30,946)	(62,536)
Proceeds from Disposal of Property, Plant and Equipment	10	309	1,056
Increase in Long-term Investments and AFS Investments	(372)	(11,252)	(17,425)
Proceeds from Disposal of Long-term Investments and AFS Investments	158	4,795	0
Decrease in Restricted Cash in Banks	1	19	92
Increase in Deferred Assets and Intangible Assets	(80)	(2,420)	(632)
Decrease(Increase) in Other Assets	(4)	(126)	10

Net Cash Used in Investing Activities	(1,309)	(39,622)	(79,433)

Cash Flow from Financing Activities:
Increase in Short-term Borrowings	145	4,400	0
Increase in Guarantee Deposits	25	760	117
Increase(Decrease) in Long-term Borrowings and Bonds Payable	1,070	32,388	(6,512)
Cash Dividends	(117)	(3,531)	0

Net Cash Provided(Used) by Financing Activities	1,124	34,018	(6,396)

Effect of Exchange Rate Changes on Cash	(16)	(476)	902

Net Increase (Decrease) in Cash and Cash Equivalents	78	2,365	(4,654)
Cash and Cash Equivalents at Beginning of Period	1,733	52,460	57,114

Cash and Cash Equivalents at End of Period	1,811	54,825	52,460

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.27 per USD as of December 31, 2011